Contact

www.linkedin.com/in/ann-kletz-0270b73 (LinkedIn)

Top Skills

Marketing
Entrepreneurship
Fundraising

Languages

Spanish

Ann Kletz

Co-CEO & Co-Founder at Goal Five
San Francisco Bay Area

Summary

Ann Kletz brings 25 years of start-up and management expertise to help mission-driven companies and organizations assemble great teams, launch, scale and succeed.

Prior to joining Goal Five, Ms. Kletz served as Senior Principal at Carlson Beck and Principal at Leadership Search Partners, where she leveraged her organizational and leadership development skills to help nonprofit organizations and foundations hire great leaders. Prior to that, Ms. Kletz served as a consultant for a diverse group of clients with a focus on marketing, strategic planning and designing and executing large-scale initiatives and events.

Prior to consulting, Kletz opened the West Coast office and served as the Director of Development for International NGO, Right To Play. She also served as the Founding Director at Coaching Corps and Manager of Business Development at Get Real Girl, Inc., a start-up manufacturer of female sports action figures designed to represent adventure and athleticism.

Kletz's commitment to social entrepreneurship began in 1991 when she served as the Associate Director and Co-Founder of San Francisco Urban Service Project. From there, Kletz founded and led SportsBridge, one of the first two organizations in the U.S. to focus on using sport to empower girls.

Kletz played four years of Division I soccer for Harvard University. She is the former Founding Board President of the East Bay Eclipse Soccer Club. Ms. Kletz is an inaugural recipient of the Washington D.C. based Fund for Social Entrepreneurs.

Mission-driven start-up, fundraising, strategy consulting, social entrepreneur, meeting facilitation, project director for large-scale initiatives and events, executive and leadership coaching, corporate philanthropy.

Experience

Women's National Football Conference (WNFC)
Board of Advisors Member
September 2021 - Present (1 year 4 months)

Currently, headed into its 4th full season in 2023, the WNFC is the most competitive women's football league in the world. The organization has a mission to help women and girls reach their full potential through the power of football. Featuring 17 teams across the US, the WNFC is a thrilling sports property that combines football and entertainment with a commitment to equity, inclusion, and social responsibility. In 2018, the WNFC signed a groundbreaking multi-year partnership with adidas. The deal was extended in 2022, as the WNFC signed a groundbreaking media deal with Vyre Network to distribute all the league's games. The league's momentum continues with its partnership with Riddell Sports, Commons, United Sports Brands, and the recent addition of DICK'S Sporting Goods.

Sports Innovation Lab
Board Member - Women's Sports Executive Network
October 2021 - Present (1 year 3 months)

The Network is a cross-section of 30 diverse leaders committed to accelerating the commercialization of women's sports. This influential network of senior executives has already demonstrated a commitment to the sector and is ready to use data and the power of community to grow women's sports. Companies represented include Goal Five, ESPN, Delta Airlines, LPGA, Mastercard, Elysian Park Ventures, New Balance, WNBA, Athletes Unlimited, and more.

Goal Five
Co-CEO & Co-Founder
January 2019 - Present (4 years)
Oakland, CA

Goal Five: The Sports Brand for Her. We exist to celebrate, elevate and inspire female athletes' greatness.

Carlson Beck
Senior Principal
August 2017 - August 2018 (1 year 1 month)

Leadership Search Partners
Principal
May 2014 - March 2017 (2 years 11 months)

Contra Costa County Safety Net Initiative - Director
Consultant
March 2011 - April 2014 (3 years 2 months)

The Julie Foudy Sports Leadership Academy - Marketing &
Leadership Director
Consultant
2008 - 2014 (6 years)

Right To Play
West Coast Director of Development
2009 - 2011 (2 years)

Coaching Corps
Founding Director of Coaching Corps
2002 - 2006 (4 years)

Get Real Girl, Inc.
Manager Business Development
2000 - 2002 (2 years)

SportsBridge
Executive Director & Founder
1995 - 2000 (5 years)

San Francisco Urban Service Project
Associate Director & Co-Founder
1992 - 1995 (3 years)

———

Education

Harvard University
Biological Anthropology

Berkeley High School